

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

January 15, 2010

Nicholas Schorsch
Chief Executive
American Realty Capital New York Recovery REIT, Inc.
405 Park Avenue
New York, New York 10022

>   **Re: American Realty Capital New York Recovery REIT, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-11**
>   **Filed December 21, 2009**
>   **File No. 333-163069**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 4 that you commenced a private offering to "accredited investors" of up to $50,000,000 in shares of your preferred shares and that these preferred shares will be convertible in whole or in part into shares of common stock after the first anniversary of the final closing of the private offering at a conversion price that is a discount from the public offering price of the common stock. Please quantify the discount from the public offering price and provide us with a detailed analysis regarding why the concurrent private placement should not be integrated into your current public offering. Please see Securities Act Release No. 8828 (Aug. 10, 2007).

2. We note your responses to comments 6 and 18 in our letter dated December 9, 2009.
    Please submit copies of the relevant studies, reports or books that you cite or on
    which you rely as soon as possible. We may have further comment.

Prospectus Summary, page 10

3. We have reviewed your response to comment 10 in our letter dated December 9,
    2009. Please disclose how the company intends to invest the remaining 30% of
    offering proceeds assuming that the maximum amount of the offering is raised.

Compensation to Advisor and its Affiliates, page 16

4. We note your revised disclosure on page 114 that you intend to limit your aggregate
    borrowings to 40% to 50% of the aggregate fair market value of your assets. Please
    revise the disclosure in your fee table beginning on page 16 to clarify whether the
    acquisition fees and asset management fees are calculated based on utilizing 50%
    leverage.

5. We note you revised your acquisition fees from 1.5% to 1% of the contract purchase
    price, however, the estimated amounts for the minimum offering and maximum
    offering remain the same. Please revise or advise.

Summary Risk Factors, page 22

6. We have reviewed your response to comment 13 in our letter dated December 9,
    2009 and we reissue it in its entirety. Please expand your summary section to
    include a risk factor discussion highlighting the material risks related to investing in
    your common stock. For example only, please include risk factor disclosure
    regarding the following:

    - Discuss that you are a blind pool offering with no operating history or
      established financing sources and you have not identified any properties to
      acquire;

    - Describe the substantial conflicts among the interests of your investors,
      your interests and the interests of your advisor, sponsor, deal manager and
      affiliates;

    - Describe the fees that you will pay to your advisor and its affiliates and
      highlight that these fees are not tied to performance; and

    - Describe you intention to incur debt and discuss whether you have any
      limitations on the debt you can incur.

Nicholas Schorsch
American Realty Capital New York Recovery REIT, Inc.
January 15, 2010
Page 3

The Advisor, page 73

7. We note your revised disclosure on page 73 that it is currently anticipated that Mr. Happel will spend substantially all of his time on your behalf and each of the other five officers and key personnel, including Messrs. Schorsch and Kahane, is currently expected to spend a significant portion of their time on your behalf. We further note your disclosure on page 75 that you will reimburse New York Recovery Advisors, LLC for expenses actually incurred including personnel costs, which will be determined based on the amount of time incurred by the respective employee and the corresponding payroll and payroll related costs. Please revise to disclose the anticipated reimbursement amounts for compensation provided to Mr. Happel and each of the other officers that are expected to spend a significant portion of their time on your behalf. In addition, please clarify whether payroll and payroll related expenses would include any bonus or incentive compensation paid to any officer.

Conflicts of Interest, page 92

8. We note your response to comment 25 in our letter dated December 9, 2009. Please more fully describe your policy in relation to the acquisition or disposition of any interest by a director, officer, security holder or affiliate of an investment suitable for your investment program. Please refer to Item 25(a) of Form S-11 for guidance.

Prior Performance Summary, page 116

9. We note your response to comment 35 in our letter dated December 9, 2009 and the revised disclosure on page 124 that "[o]ther than as disclosed above or due to the recent general economic conditions, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors." We further note your disclosure in Table III on page A-7. Please revise your disclosure to more specifically discuss the recent general economic conditions and their impact on your prior programs. In particular, please discuss any loss associated with American Realty Capital Trust, as applicable.

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Deferred Offering Costs, page F-9

10. It would appear that the amount of deferred offering costs as disclosed herein is as of October 31, 2009 as indicated elsewhere in the prospectus, as opposed to September 30, 2009, prior to your inception. Please revise or advise.

Appendix A – Prior Performance Tables, page A-1

Table I – Experience in Raising and Investing Funds for Public Program Properties , page A-2

11. Please revise the tables for each program to present each specific line item, other than the dollar amount offered, as a percentage of the amount raised in the offering. Dollar amounts may also be used provided that the percentages are included. Please note that the "Dollar Amount Raised" should be 100% even if it was less than the dollar amount offered. All expenses of the offering and the amount available for investment should be shown as a percentage of the dollar amount raised. Explain by footnote or otherwise the dollar amount difference between the amount offered and the amount raised.

12. We have reviewed your response to comment 41 in our letter dated December 9, 2009. Please revise to indicate by footnote or otherwise that the program invests the amounts available for investment over time and that no specific time period has been set for the investment of 90% of the funds.

Table V – Sales or Disposals of Public Program Properties, page A-11

13. Please revise the line items in the table to more closely track the line items identified in Table V of Guide 5 or tell us why such disclosure is not appropriate.

14. We have reviewed your response to comment 42 in our letter dated December 9, 2009 and the disclosure on page 117. Please provide us with your analysis regarding why American Realty Capital, LLC should not be characterized as a program.

Part II – Information Not Required In Prospectus, page II -1

Item 36. Financial Statements and Exhibits, page II-3

Exhibit 5.1 – Legality Opinion

15. We note that counsel assumes that "[u]pon issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter." Please explain to us why this is an appropriate assumption for counsel to make or revise to remove the assumption.

Exhibit 8.1 – Tax Opinion

16. We note assumptions in the second paragraph on page 2. Please tell us why such assumptions are appropriate as you are opining that the registrant will be organized in conformity with the requirements for qualification as a REIT or revise accordingly.

17. We note your statement on page 3 that: "This opinion is rendered to you in connection with the sale of the Stock and may not be used by you for any other purpose." Please note that it is inappropriate to imply that investors are not entitled to rely on the opinion expressed. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip at (202) 551-3573 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Peter M. Fass, Esq.
    James P. Gerkis, Esq.
    Proskauer Rose LLP
    Via facsimile (212) 969-2900